WidePoint Corporation
18W100 22nd Street
Oakbrook Terrace, Illinois 60181

December 16, 2010

Room 4561

Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

       Re:                      WidePoint Corporation
             Form 10-K for the Year Ended December 31, 2009
             Filed March 31, 2010
             Form 10-Q for Quarterly Period Ended September 30, 2010
             Filed November 12, 2010
             File No. 001-33035

Dear Ms. Collins:

WidePoint Corporation (the “Company”) has reviewed your letter dated December 7, 2010 (the “December 7 Comment Letter”) regarding the Company’s Form 10-K and 10-Q referenced above.  As discussed and agreed upon with the United States Securities and Exchange Commission on December 14, 2010, the Company will file its response to the December 7 Comment Letter no later than January 7, 2011.

If you have any further comments regarding this letter, please contact the undersigned or the Company’s outside counsel, Thomas L. James, Esq., Foley & Lardner LLP, 3000 K Street N.W., Washington, D.C. 20007; Telephone No.: (202) 672-5300, Facsimile No.: (202) 672-5389.

Sincerely,

/s/ James T. McCubbin
____________________________________
James T. McCubbin, Chief Financial Officer